Exhibit 10.1

[***] Certain information has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K from this document because it is both not material and is the type that the registrant treats as private or confidential.

PURCHASE AND SALE AGREEMENT
(2765 NW Nicolai Street, Portland, Oregon)

THIS REAL ESTATE PURCHASE AND SALE AGREEMENT (this "Agreement") is made as of June 2, 2022 (the "Effective Date") by and between Tofte Farms, LLC, an Oregon limited liability company and/or permitted assigns pursuant to Section 10.9 of this Agreement ("Buyer"), and Schmitt Industries, Inc., an Oregon corporation ("Seller").

Seller is the owner of certain improved real property located in City of Portland, County of Multnomah, State of Oregon, commonly known as 2765 NW Nicolai Street, Portland, Oregon and more particularly described on the attached Exhibit A (the "Land"). As used in this Agreement, "Property" means collectively the following: (A) the Land and all rights, privileges and appurtenances belonging or pertaining thereto (the "Real Property"); (B) all improvements and fixtures located on the Land (the "Improvements"); (C) all personal property owned by Seller with respect to the Real Property and Improvements (the "Personal Property"); (D) all assignable continuing business licenses, utility contracts, plans and specifications, warranties, governmental approvals and development rights related to the Real Property or the Improvements or any part thereof (the "Contracts"); and (E) that certain lease between Seller, as landlord, and Humboldt Street Collective, LLC dba Great Notion Brewing and Barrel House ("Tenant"), as tenant, dated October 1, 2020 (the "Great Notion Lease"). At Closing, Seller and Buyer shall execute a lease in the form attached as Exhibit D (the "Schmitt Industries Lease"). Seller wishes to sell the Property to Buyer and Buyer wishes to purchase the Property from Seller, all on the terms, covenants and conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements herein contained and other valuable consideration, Seller and Buyer agree as follows:

1. Purchase and Sale. Seller hereby agrees to sell to Buyer, and Buyer hereby agrees to purchase from Seller, the Property for the price and in accordance with the terms and conditions set forth in this Agreement.

2. Purchase Price and Payment. The purchase price of the Property (the "Purchase Price") shall be Three Million Five Hundred Thousand Dollars ($3,500,000.00). The Purchase Price shall be paid for at closing by cash. Within three (3) business days of full execution of this Agreement, Buyer shall deposit cash (the "Earnest Money") in the amount of Fifty Thousand Dollars ($50,000.00) with First American Title Insurance Company, Attention: Rachael Rodgers, 200 SW Market Street, Suite 200, Portland, Oregon 97201 (the "Escrow Holder" and "Title Company"). Ms. Rodgers' telephone number is [***] and her email address is [***]. Except as otherwise expressly provided herein, the Earnest Money shall be nonrefundable on the date Buyer waives the Due Diligence Contingencies (as defined below). At Closing, the Earnest Money, together with any interest accrued thereon, shall be credited against the Purchase Price.

3. Due Diligence Deliveries.

3.1 Title Report. Within five (5) business days of the Effective Date, Seller shall provide to Buyer a preliminary title report for the Property (the "Title Report") from the Title Company. Within five (5) business days after Buyer's receipt of the Title Report, Buyer may disapprove of any exception listed in the Title Report by delivering written notice to Seller ("Buyer's Title Notice") specifying each title defect or matter for which Buyer is

requesting a cure by Seller ("Title Defect"). Buyer's failure to deliver Buyer's Title Notice to Seller within the time period specified above shall be a conclusive presumption that Buyer has approved the Title Report. Within five (5) business days after receiving Buyer's Title Notice, Seller shall deliver to Buyer written notice ("Seller's Title Notice") of those Title Defects which Seller covenants and agrees to either eliminate or cure by the Closing Date. Seller's failure to deliver Seller's Title Notice to Buyer within the time period specified above shall be deemed to constitute Seller's election not to eliminate or cure any such Title Defect. If Seller elects (or is deemed to have elected) not to eliminate or cure any Title Defects, Buyer shall have the right, by written notice delivered to Seller within five (5) days of Seller's Title Notice or within five (5) days after the expiration of the time period during which Seller is entitled to deliver Seller's Title Notice, whichever occurs first, to either: (i) waive its prior notice as to the Title Defects which Seller has elected not to cure or (ii) terminate this Agreement as provided later in this section. Buyer's failure to deliver any written notice within such five (5) day period shall be a conclusive presumption that Buyer has approved the Title Documents and this Agreement shall remain in full force and effect. All title and survey matters approved or deemed approved by Buyer are hereinafter referred to as "Permitted Exceptions."

3.2   Delivery of Documents. Within one (1) business day after the Effective Date, Seller shall make available to Buyer all documents regarding the Property in Seller's possession or control listed on the attached Exhibit E (the "Delivery Documents"). Notwithstanding the foregoing, Seller shall not be required to deliver any of the following documents: (i) any proposals, letters of intent, draft contracts and the like prepared by or for other prospective purchasers of the Property, or (ii) Seller's internal memoranda, attorney-client privileged documents or privileged communications or appraisals. Although Seller has agreed to make available to Buyer information regarding the Property, Seller and its agents shall have no responsibility or liability for the completeness or accuracy of such information, Seller is making no representation with respect to such documents and information, except as expressly set forth in Section 9. Buyer assumes and accepts the entire responsibility for interpreting and assessing the information provided, and Buyer will rely solely on Buyer's own judgment in making Buyer's decision to purchase the Property.

3.3   Buyer's Due Diligence Documents. If this Agreement terminates, Buyer shall promptly deliver to Seller all third party prepared studies, reports, and surveys Buyer has received pertaining to the Property, which shall be provided to Seller at no cost to Seller and without any representation or warranty regarding the truth, accuracy or completeness of such materials.

4.   Inspection and Cooperation.

4.1   Inspection, Site Work. Seller shall allow Buyer and its consultants access to the Property, following the mutual execution of this Agreement until the Due Diligence Deadline Date, for purposes of inspecting the Property, but subject to the rights of lessees under their respective Leases. In no event may Buyer or any broker or representative of Buyer communicate in any way with any tenants of the Building except in the presence of Seller and Buyer's violation of this provision shall be a default of this Agreement entitling Seller to retain the Earnest Money. With respect to any inspection or testing that is invasive or involves removing or demolishing any portion of the Property, Buyer must first submit to Seller a written plan for any such invasive testing which shall include a plan to deal with any hazardous materials that may be encountered during such testing, and Buyer may not proceed with any such invasive testing unless Seller has approved of Buyer's plan in writing (which approval may be withheld by Seller in its sole discretion). Buyer shall conduct any such invasive testing in strict accordance with the plan approved by Seller.

4.2 Indemnity. Buyer shall protect, defend, indemnify, and hold Seller and Seller's agents and employees harmless for, from and against any claims, liabilities, damages, liens, attorneys' fees, penalties, demands, causes of actions and suits of any nature whatsoever arising out of the inspection of and/or entry onto the Property by Buyer, its agents, employees or contractors. This indemnity includes an obligation of Buyer to reimburse Seller for any and all damage Buyer may cause to the Property in connection with Buyer's inspection and this indemnity shall survive the closing or termination of this Agreement.

5. Buyer's Contingencies.

5.1 Due Diligence Contingency. Buyer's obligation to close this transaction shall be subject to Buyer's approval of the physical and environmental condition of the Property (the "Due Diligence Contingencies") and the satisfaction or waiver by Buyer of such conditions on or before the date that is forty-five (45) days following the later of a) mutual execution of the Agreement or b) Seller delivery to Buyer of the Delivery Documents (the "Due Diligence Deadline Date"). If Buyer fails to give notice to Seller that the Due Diligence Contingencies have been satisfied or waived on or before the Due Diligence Deadline Date, Buyer shall be deemed to have terminated this Agreement. If Buyer terminates or is deemed to have terminated this Agreement, the Earnest Money shall be returned to Buyer.

5.2 Estoppel Contingency. Buyer's obligation to close this transaction shall be subject to receipt of an estoppel certificate (the "Tenant Estoppel Certificate") from Tenant. The Tenant Estoppel Certificate shall be on a reasonable form provided by Buyer to Seller within ten (10) days of the Effective Date. Seller's sole obligation hereunder shall be to utilize commercially reasonable efforts to obtain the Tenant Estoppel Certificate from Tenant. If on or before the date that is seven (7) days prior to the Closing Date such Tenant Estoppel Certificate has not been obtained (or such condition of Buyer is waived by Buyer within two (2) days from notice from Seller to Buyer that such Tenant Estoppel Certificate will not be obtained), then this Agreement shall terminate, the Earnest Money shall be returned to Buyer and no party hereto shall have any further obligation hereunder. Notwithstanding anything to the contrary herein, in the event Seller is unable to obtain the Tenant Estoppel Certificate from Tenant, Seller shall have the option, but not the obligation to deliver to Buyer a certificate (the "Seller Tenant Certificate") prepared for Tenant, to "Seller's Knowledge" is correct in all material respects. Such Seller Tenant Certificate shall qualify as the Tenant Estoppel Certificate. Seller shall be released from any liability with respect to the Seller Tenant Certificate upon the earlier to occur of: (i) one (1) year after the Closing Date, or (ii) the date of the delivery to Buyer of the Tenant Estoppel Certificate from Tenant (but only to the extent the Tenant Estoppel Certificate is consistent with the Seller Tenant Certificate). Buyer shall have three (3) days from receipt of the executed Tenant Estoppel Certificate to approve or reject same, provided that Buyer may only reject the Tenant Estoppel Certificate if the Tenant Estoppel Certificate reflects a discrepancy materially affecting the economics of the transaction in Buyer's reasonable discretion, or a previously undisclosed material breach of one of the leases.

6. Closing.

6.1 Time of Closing. The purchase of the Property shall be closed in escrow at the Title Company. The time for closing (the "Closing Date") shall be on or before July 15, 2022.

6.2   Events of Closing.

6.2.1   Seller's Deposits.   At least one (1) business day prior to the Closing Date, Seller shall deliver to the Title Company, the following: (a) an executed and acknowledged statutory special warranty deed (the "Deed") conveying fee simple title to the Real Property to Buyer subject only to the Permitted Exceptions; (b) an executed Assignment of Service Contracts and Assignment Rights in the form of the attached Exhibit B (the "Contract Assignment"), assigning to Buyer Seller's interest in the Contracts; (c) an executed Assignment of Lease to Buyer in the form of the attached Exhibit C (the "Lease Assignment"), including assignment of Seller's interest in the Leases; (d) an executed Schmitt Industries Lease; and (e) a certification that Seller is not a "foreign person" as such term is defined in the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

6.2.2   Buyer's Deposits.   On or before the Closing Date, Buyer shall pay into escrow the Purchase Price less any credit to Buyer pursuant to this Agreement and shall deliver to escrow an executed Contract Assignment, an executed Lease Assignment and an executed Schmitt Industries Lease.

6.3   Income and Expenses.

6.3.1   General.   The following items in this Section 6.3 shall be adjusted and prorated between Seller and Buyer as of 12:01 a.m. on the Closing Date (the "Adjustment Time").   Such adjustments and prorations shall be calculated on the actual days of the applicable month and all annual prorations based upon a 365-day year.

6.3.2   Taxes.   Real and personal property taxes and assessments for the current tax year levied or assessed against the Property.   If the amount of taxes and assessments for the current tax year has not been fixed by the Closing, the proration shall be based upon the taxes paid for the previous year and re-prorated at the time the amount of taxes and assessments for the current tax year has been fixed.

6.3.3   Rents.   Rents collected by Seller prior to Closing shall be prorated as of the Closing date.   During the period after Closing, Buyer shall deliver to Seller any and all rents accrued but uncollected as of the Closing date to the extent subsequently collected by Buyer; provided, however, Buyer shall apply rents received after Closing (net of any collection fees or expenses) first, to payment of current rent then due; second, to rents attributable to any period after the Closing which are past due on the date of receipt; and thereafter, to Seller for delinquent rents as of the Closing.   Seller shall be entitled to institute legal proceedings and use other commercially reasonable means to collect all delinquent rentals which became due prior to the day of the Closing from Tenant responsible for the payment of such delinquent rentals.   All refundable security deposits and prepaid rents (if any) of Tenant shall be paid over by Seller to Buyer at Closing.

6.3.4   Operating Expenses.   All sums due for operating expenses payable that were owing or incurred by the Property or the Seller prior to the Adjustment Time will be paid by the Seller.   All operating expenses payable incurred after the Adjustment Time will be paid by Buyer.   If invoices or bills for any of such costs and expenses are unavailable on or before the Closing, such costs and expenses shall be estimated and prorated at Closing based upon the latest information available (including prior bills and operating history) and a final and conclusive readjustment of any cost and expense item shall be made upon receipt of the actual invoice or bill, but in all events no later than sixty (60) days following the Closing.   Buyer shall take all steps necessary to effectuate the transfer of all utilities to Buyer's name as of the date of Closing, and where necessary, open a new account in Buyer's name and post deposits with the utility companies. If Buyer and Seller are unable to obtain final meter readings as of the Closing from all applicable meters, such expenses shall be estimated at Closing based upon the operating history of the Property subject to the final adjustment in all events no later than sixty (60) days following the Closing. Seller shall be entitled to recover any and all deposits held by any utility companies as of the date of Closing, and if any such deposits are not returned to Seller on or before the Closing and are assigned to Buyer, such amounts shall be credited to Seller's account and increase the amount of funds payable by Buyer at Closing.

6.3.5 <u>Closing Costs</u>. Seller shall pay the premium for a standard form owner's title policy of title insurance, the real transfer tax and one-half the escrow fee. Buyer shall pay for any upgrades to the title insurance policy to extended coverage and any required title endorsements. Buyer shall pay one-half the escrow fee and all recording fees.

7. <u>Risk of Loss</u>.

7.1 <u>Damage</u>. In the event that, prior to the Closing Date, the Property, or any part thereof, is destroyed or suffers damage in excess of five percent of the Purchase Price, Buyer shall have the right, exercisable by giving notice of such decision to Seller within five (5) business days after receiving written notice of such damage or destruction, to terminate this Agreement. If the damage is greater than five percent of the Purchase Price and Buyer does not timely elect to terminate this Agreement, Buyer shall accept the Property in its then condition, and all proceeds of insurance awards payable to Seller by reason of such damage or destruction shall be paid or assigned to Buyer. In the event of damage to the Property and the immediately preceding two sentences are not applicable, Buyer shall accept the Property in its then condition and proceed with the purchase and Seller shall assign to Buyer all applicable insurance proceeds.

7.2 <u>Condemnation</u>. If after the Effective Date, and prior to the Closing Date, all or any substantial portion of the Property (where the value of the condemned Property is in excess of five percent of the Purchase Price), being subjected to a bona fide threat of condemnation by a body having the power of eminent domain, or being taken by eminent domain or condemnation (or sale in lieu thereof), Buyer may by written notice to Seller within five (5) business days after receiving notice of such event, elect to cancel this Agreement prior to the closing hereunder, in which event both parties shall be relieved and released of and from any further liability hereunder, and any consideration paid hereunder shall forthwith be returned to Buyer and thereupon this Agreement shall become null and void and be considered canceled. If no such election is made, this Agreement shall remain in full force and effect and, upon closing, the purchase contemplated herein, less any interest taken by eminent domain or condemnation, shall be effected and the Purchase Price for the Property shall not be reduced by the amount of any awards that have been or that may thereafter be made for the taking of the Property (but the condemnation award shall be paid to Buyer).

8. <u>Default; Remedies</u>.

8.1 <u>Time of Essence</u>. Time is of the essence of the parties' obligations under this Agreement.

8.2 <u>Buyer's Failure to Close</u>. In the event that Buyer is obligated to pay the Purchase Price and fails to do so, then Seller, as Seller's sole remedy, shall be entitled to retain the Earnest Money deposited by Buyer (and all interest earned thereon) as liquidated damages. **BUYER AND SELLER HEREBY AGREE THAT A REASONABLE ESTIMATE OF THE TOTAL DAMAGES THAT SELLER WOULD SUFFER IN THE EVENT THAT BUYER DEFAULTS AND FAILS TO COMPLETE THE PURCHASE OF THE PROPERTY IS AN AMOUNT EQUAL TO ALL OF THE EARNEST MONEY. SUCH AMOUNT WILL BE THE FULL, AGREED AND LIQUIDATED DAMAGES FOR THE BREACH OF THIS AGREEMENT BY BUYER, AND AFTER PAYMENT THEREOF TO SELLER, NEITHER PARTY SHALL HAVE ANY FURTHER OBLIGATION TO OR RIGHTS AGAINST THE OTHER.**

8.3   Seller's Failure to Close. In the event that Seller is obligated to convey the Property to Buyer but fails to do so, then Buyer, as Buyer's sole remedy, shall be entitled to either: (i) a return of the Earnest Money deposited by Buyer (and all interest earned thereon), or (ii) seek specific performance of this Agreement.

9.   Representations and Covenants.

9.1   Seller's Representations. Seller's representations contained in this Section 9.1 are true and accurate in all material respects. Seller's representations contained in this Section 9.1 shall be continuing and shall be true and correct as of the Closing Date with the same force and effect as if remade by Seller in a separate certificate at that time; provided, however, if Seller becomes aware after the date of this Agreement that any representation by Seller is untrue in any material respect, Seller may give Buyer written notice of such change in Seller's representation and Buyer shall have seven (7) days to terminate this Agreement by written notice to Seller and receive a refund of the Earnest Money, but the failure of Buyer to timely terminate this Agreement shall be deemed a modification of such representation and Seller shall only be obligated to remake such representation at Closing as so modified. Seller's representations are based on Seller's actual knowledge (as used herein, "Seller's actual knowledge" means the actual and present knowledge of Michael Zapata without investigation or inquiry). In no event shall Michael Zapata have any personal liability under this Agreement. Seller's Representations shall survive Closing for six (6) months.

9.1.1   Seller has full power and authority to enter into and perform this Agreement in accordance with its terms, and all requisite action has been taken by Seller in connection with the execution of this Agreement and the transactions contemplated hereby.

9.1.2   Based solely on the environmental reports Seller provides to Buyer under Section 3.2 above, no asbestos, radioactive material, hazardous waste, material, or substance, toxic substance, pollutant, oil, or contaminant, as defined by any federal, state, or local law, rule, order, ordinance, requirement, or regulation ("Hazardous Substances") is present on the Property in violation of any applicable law.

9.1.3   There is no condemnation proceeding, litigation, action, suit, or proceeding pending, or threatened in writing within twelve (12) months prior to the date of this Agreement, which affects the Property.

9.1.4   Seller is not a "foreign person" within the meaning of Section 1445(f)(3) of the Internal Revenue Code of 1986, as amended.

9.1.5   Seller has not received any written notice of violation of any law or ordinance affecting the Property.

9.1.6 The only lease for the Property is the Lease and to Seller's actual knowledge, there are no defaults under the Lease. To Seller's actual knowledge, the documents provided in accordance with Section 3.2 are true and complete copies of such documents in Seller's files.

9.2 Seller's Covenants. Seller covenants that, until this transaction is closed or escrow is terminated, whichever comes earlier, Seller shall operate and maintain the Property in a manner consistent with Seller's past practices. After the Due Diligence Deadline Date, Seller shall not execute any new lease for the Property or amend any existing Lease without the prior written consent of Buyer, which consent shall not be unreasonably withheld or conditioned and shall be deemed granted if Buyer fails to respond within five (5) business days of a request for such consent.

9.3 Buyer's Representations. Buyer hereby represents that Buyer has full power and authority to enter into this Agreement. All requisite action has been taken by Buyer in connection with the execution of this Agreement and the transactions contemplated hereby. Except as expressly set forth in Section 9.1, Buyer acknowledges that no warranties, guarantees or representations have been or are being made by Seller or any agent or representative of Seller concerning the Property. Buyer accepts the Property, "AS IS, WITH ALL FAULTS" without any representations or warranties by Seller or any agent or representative of Seller, expressed or implied, except as set forth in Section 9.1. Buyer acknowledges that Buyer has ascertained for itself the value and condition of the Property and Buyer is not relying on, nor has Buyer been influenced by, any representation of Seller or any agent or representative of Seller regarding the value, condition, or any aspect of the Property. Buyer agrees that Buyer's payment of the Purchase Price is Buyer's acknowledgment that it has had every opportunity to conduct whatever inspection, test, or analysis of the Property that Buyer deemed to be relevant to Buyer's decision to purchase the Property. As part of Buyer's agreement to purchase the Property "AS-IS, WITH ALL FAULTS", and not as a limitation on such agreement, Buyer hereby unconditionally and irrevocably waives and releases any and all actual or potential rights Buyer might have regarding any form of warranty, express or implied, of any kind or type, relating to the Property, except for Seller's warranties set forth in this Agreement. Such waiver is absolute, complete, total and unlimited in every way. Seller shall not be responsible for any failure to investigate the Property on the part of Buyer or, except as expressly set forth in Section 9.1, for any representation or statement regarding the Property (including any representation or statement by any real estate broker or sales agent, or any other purported or acknowledged agent, representative, contractor, consultant or employee of Seller, or any third party).

10. Miscellaneous Provisions.

10.1 Notices. Notice may, unless otherwise provided herein, be given or served (a) by delivering the same to such party, or an agent of such party, in person or by commercial courier, (b) by email, if the time of email delivery is confirmed by sender's receipt of an email report which confirms that the email was successfully transmitted in its entirety and provided the email was forwarded prior to 5:00 P.M., or (c) by depositing the same into custody of a nationally recognized overnight delivery service. Notice given in any manner shall be effective only if and when received by the party to be notified between the hours of 8:00 A.M. and 5:00 P.M. of any business day with delivery made after such hours to be deemed received the following business day. For the purposes of notice, the addresses of Seller and Buyer shall, until changed as hereinafter provided, be as set forth below. The parties hereto shall have the right from time to time to change their respective addresses, and each shall have the right to specify as its address any other address within

the United States of America by at least five (5) days written notice to the other party.

If to Seller:	Schmitt Industries Inc. 2765 Nicolai Street Portland, Oregon 97210 Attn: Michael Zapata Email: [***]
With a copy to:	Brad Miller Brix Law LLP 75 SE Yamhill, Suite 202 Portland, OR 97214 Email: [***]
If to Buyer:	Tofte Farms, LLC _____ _____ Attn: Tim Tofte Email: [***]

10.2   Waiver. Failure of either party at any time to require performance of any provision of this Agreement shall not limit such party's right to enforce such provision, nor shall any waiver of any breach of any provision of this Agreement constitute a waiver of any succeeding breach of such provision or a waiver of such provision itself.

10.3   Amendment. This Agreement may not be modified or amended except by the written agreement of the parties. No modification or amendment or attempted waiver of any provision of this Agreement shall be binding unless in writing and signed by the party to be bound. This Agreement may not be modified or amended orally.

10.4   Attorneys' Fees. In the event a suit, action, arbitration, or other proceeding of any nature whatsoever, including, without limitation, any proceeding under the U.S. Bankruptcy Code, is instituted, or the services of an attorney are retained, to interpret or enforce any provision of this Agreement or with respect to any dispute relating to this Agreement, the prevailing party shall be entitled to recover from the losing party its reasonable attorneys', paralegals', accountants', and other experts' fees and all other fees, costs, and expenses actually incurred and reasonably necessary in connection therewith. In the event of suit, action, arbitration, or other proceeding, the amount thereof shall be determined by the judge or arbitrator, shall include fees and expenses incurred on any appeal or review, and shall be in addition to all other amounts provided by law.

10.5   Severability. If any term or provision of this Agreement or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement and the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term or provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

10.6   Brokers. Seller warrants and represents to Buyer that no broker or finder has been engaged by it in connection with the transaction contemplated by this Agreement other than Rick Sanders of Wyse Real Estate Advisors ("Listing Firm") whose commission shall be paid for by Seller pursuant to a separate written agreement and is equal six percent (6%) of the Purchase Price ("Total Commission"). Buyer warrants and represents to Seller that no broker or finder has been engaged by it in connection with the transaction contemplated by this Agreement other than Michael Kapnick of CPX LLC ("Buyer's Broker") whose commission shall be paid for by Listing Firm in accordance with the below. Buyer's Broker is to receive a commission of three percent (3%) of the Purchase Price payable by Seller from the Total Commission. In the event any other claims for brokers' or finders' fees or commissions are made in connection with the negotiation, execution, or consummation of this Agreement, then Buyer shall indemnify, hold harmless, and defend Seller from and against such claims if they are based upon any statement, representation or agreement made by Buyer, and Seller shall indemnify, hold harmless, and defend Buyer if such claims shall be based on any statement, representation or agreement made by Seller.

10.7   Integration.   This Agreement contains the entire agreement and understanding of the parties with respect to the purchase and sale of the Property and supersedes all prior and contemporaneous agreements between them with respect to such purchase and sale.

10.8   Governing Law.   This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon.

10.9   Assignment.   This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors, heirs, administrators and assigns; provided, however, Buyer may not assign its interest in this Agreement without the prior written consent of Seller, which consent may be withheld by Seller in Seller's sole discretion; provided, further, that without being relieved of any liability under this Agreement, Buyer reserves the right to take title to the Property in the name of an entity that is controlled by Buyer.

10.10   1031 Exchange.   Seller and Buyer shall have the right to convey all or a portion of the Property in exchange for real property or properties of like kind pursuant to Section 1031 of the Internal Revenue Code, either in a simultaneous exchange or in a deferred exchange. Buyer agrees to cooperate with Seller in effecting such an exchange and, if requested by Seller, Buyer shall execute any exchange agreement reasonably requested by Seller and consistent with the above. Seller agrees to cooperate with Buyer in effecting such an exchange, and if requested by Buyer, Seller shall execute any exchange agreement reasonably requested by Buyer and consistent with this Section. Neither party shall be required to take title to any property, incur any costs or be subject to any liability whatsoever in connection with such cooperation.

10.11   Statutory Disclosure.   THE PROPERTY DESCRIBED IN THIS INSTRUMENT MAY NOT BE WITHIN A FIRE PROTECTION DISTRICT PROTECTING STRUCTURES. THE PROPERTY IS SUBJECT TO LAND USE LAWS AND REGULATIONS THAT, IN FARM OR FOREST ZONES, MAY NOT AUTHORIZE CONSTRUCTION OR SITING OF A RESIDENCE AND THAT LIMIT LAWSUITS AGAINST FARMING OR FOREST PRACTICES, AS DEFINED IN ORS 30.930, IN ALL ZONES. BEFORE SIGNING OR ACCEPTING THIS INSTRUMENT, THE PERSON TRANSFERRING FEE TITLE SHOULD INQUIRE ABOUT THE PERSON'S RIGHTS, IF ANY, UNDER ORS 195.300, 195.301 AND 195.305 TO 195.336 AND SECTIONS 5 TO 11, CHAPTER 424, OREGON LAWS 2007, SECTIONS 2 TO 9 AND 17, CHAPTER 855, OREGON LAWS 2009, AND SECTIONS 2 TO 7, CHAPTER 8, OREGON LAWS 2010. BEFORE SIGNING OR ACCEPTING THIS INSTRUMENT, THE PERSON ACQUIRING FEE TITLE TO THE PROPERTY SHOULD CHECK WITH THE APPROPRIATE CITY OR COUNTY PLANNING DEPARTMENT TO VERIFY THAT THE UNIT OF LAND BEING TRANSFERRED IS A LAWFULLY ESTABLISHED LOT OR PARCEL, AS DEFINED IN ORS 92.010 OR 215.010, TO

VERIFY THE APPROVED USES OF THE LOT OR PARCEL, TO VERIFY THE EXISTENCE OF FIRE PROTECTION FOR STRUCTURES AND TO INQUIRE ABOUT THE RIGHTS OF NEIGHBORING PROPERTY OWNERS, IF ANY, UNDER ORS 195.300, 195.301 AND 195.305 TO 195.336 AND SECTIONS 5 TO 11, CHAPTER 424, OREGON LAWS 2007, SECTIONS 2 TO 9 AND 17, CHAPTER 855, OREGON LAWS 2009, AND SECTIONS 2 TO 7, CHAPTER 8, OREGON LAWS 2010.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, Buyer and Seller have executed this Agreement effective as of the date set forth above.

Seller: Schmitt Industries, Inc., an Oregon corporation

By:_____

Title:_____CEO_____

Buyer: Tofte Farms, LLC, an Oregon limited liability company

By:_____Tim Tofte_____
        9DB4984B795B4B3...

Title:_____Principal_____

EXHIBIT A

LEGAL DESCRIPTION

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EXHIBIT B

ASSIGNMENT OF SERVICE CONTRACTS

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EXHIBIT C

ASSIGNMENT OF GREAT NOTION LEASE

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EXHIBIT D

SCHMITT INDUSTRIES LEASE

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EXHIBIT E

DELIVERY DOCUMENTS

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